UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

USQ Core Real Estate Fund
(Name of Issuer)

Class I
(Title of Class of Securities)

90351Y101
(CUSIP Number)

Mary Ziegler, 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348. (484) 275-5919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
3/22/2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	90351Y101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Michael Bontrager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
337,286.751
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,286.751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.644%
14	TYPE OF REPORTING PERSON (See Instructions)
IN, OO

Item 1.	Security and Issuer

USQ Core Real Estate Fund Class I

235 Whitehorse Lane, Suite 200

Kennett Square, PA 19348

Item 2.	Identity and Background

(a)	John Michael Bontrager
(b)	455 Birch St, Kennett Square, PA 19348
(c)	Executive Chairman, Chatham Financial Corp.
235 Whitehorse Lane
Kennett Square, PA 19348

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e)
The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Mr. Bontrager is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

Personal funds through the Revocable Deed of Trust of J Michael Bontrager and The White Horse Group Foundation, Inc.

Item 4.	Purpose of Transaction

Personal investment through the Revocable Deed of Trust of J Michael Bontrager and The White Horse Group Foundation, Inc.

Item 5.	Interest in Securities of the Issuer
(a)	337,286.751, 28.644%
(b)	337,286.751
(c)
Purchase of 39,123.631 shares on March 22, 2019, at $25.56 NAV per share directly from the USQ Core Real Estate Fund by John Michael Bontrager as trustee for the Revocable Deed of Trust of J Michael Bontrager.

(d)	n/a
(e)	n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John Michael Bontrager serves as Executive Chairman of Chatham Financial Corp.  Chatham Financial Corp is the sole shareholder of USQ Holdings Company, LLC, which is the sole shareholder of Union Square Capital Partners, LLC, the investment adviser to the USQ Core Real Estate Fund.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
3/25/2019
Dated
/s/ J. Michael Bontrager
Signature
J. Michael Bontrager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).